UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13(a)-16 or 15(d)-16

of the Securities Exchange Act of 1934

For the month of March, 2022

001-36176

(Commission file number)

EROS STX GLOBAL CORPORATION

(Exact name of registrant as specified in its charter)

3900 West Alameda Avenue, 32nd Floor

Burbank, California 91505

Tel: (818) 524-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On February 28, 2022, FSO Jones LLC (“FSO Jones”), a wholly owned indirect subsidiary of Eros STX Global Corporation (the “Company”), filed for Chapter 11 relief in the Eastern District of Louisiana. FSO Jones owns the global distribution rights in the sequel to the film “Greenland” which had tremendous success both domestically and throughout the international markets. Although pre-production of this sequel is going well, FSO Jones decided to seek bankruptcy relief to protect the value of that entity for all of the Company’s stakeholders while the Company continues to work toward closing the previously announced strategic alternatives the Company is pursuing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2022	Eros STX Global Corporation

/s/ Andrew Warren
Name: Andrew Warren
Title: Chief Financial Officer